SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated March 10, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated March 10, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA") released a material fact complementing the ones published on August 30, 2019, February 5 and 18, 2020 and in relation to IDB Development Corporation Ltd. ("IDBD") investment in Clal Insurance Enterprise Holdings Ltd. ("Clal") and the swap transactions of Clal shares made by IDBD. It is recalled that IRSA controls IDBD through Dolphin Netherlands B.V. (“Dolphin Netherlands”), a Dutch company 100% controlled by the subsidiary Tyrus S.A.

The Company reports that Dolphin Netherlands has deposited autonomous, unconditional and additional guarantees for the financial institutions, through which IDBD carried out the swap transactions, for a total of approximately NIS 37.4 million, all in accordance with the Dolphin Netherlands´ obligation detailed in the material fact published on February 5, 2020,  and with the terms of the swap transactions.

As of today, IDBD’s stake in Clal Insurance Enterprises amounts to 8.5% of its share capital and IDBD owns an additional 7.1 % through swaps transactions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: March 10, 2020